UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30990 / March 24, 2014

In the Matter of

LEGG MASON PARTNERS EQUITY TRUST
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
620 Eighth Avenue
New York, NY 10018

PERMAL ASSET MANAGEMENT LLC
900 3rd Avenue
New York, NY 10022

(File No. 812-14127)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Legg Mason Partners Equity Trust, et al. filed an application on March 1, 2013, and amendments
to the application on September 24, 2013, and February 6, 2014, requesting an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from
section 15(a) of the Act and rule 18f-2 under the Act and from certain disclosure requirements.
The order permits applicants to enter into and materially amend subadvisory agreements without
shareholder approval and also grants relief from certain disclosure requirements.

On February 24, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 30923). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Partners Equity Trust, <u>et al.</u> (File No. 812-14127) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary